UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2018

Commission File Number: 001-34677

SCORPIO TANKERS INC.
(Translation of registrant’s name into English)

9, Boulevard Charles III, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): [  ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Scorpio Tankers Inc. (the “Company”) announced today that effective as of December 5, 2018, the conversion rates of its Convertible Senior Notes due 2019 (the “ 2019 Notes”) and Convertible Senior Notes due 2022 (the "2022 Notes") will be adjusted to reflect the Company’s payment of a cash dividend with respect to its common shares as follows:

•
The new conversion rate for the 2019 Notes will be 100.5396 shares of the Company’s common shares per $1,000 principal amount of the 2019 Notes, representing an increase of the prior conversion rate of 0.4881 shares for each $1,000 principal amount of the 2019 Notes.

•
The new conversion rate for the 2022 Notes will be 253.3617 shares of the Company’s common shares per $1,000 principal amount of the 2022 Notes, representing an increase of the prior conversion rate of 1.2299 shares for each $1,000 principal amount of the 2022 Notes.

The Company is adjusting the conversion rates due to the payment of a previously announced cash dividend of $0.01 per common share, payable on or around December 13, 2018 to all shareholders as of December 5, 2018 (the “Record Date”).
The adjustments to the conversion rates were made pursuant to section 14.04(d) of the indentures for the 2019 Notes and 2022 Notes, which applies to cash dividends or distributions made by the Company. In accordance with section 14.04(d), the Company has adjusted the conversion rates for the 2019 Notes and 2022 Notes due to the cash dividend pursuant to the following formula:

SP0
CR1 =	CR0	X	SP0 - C
where,

CR0 =	the conversion rate in effect immediately prior to the close of business on the Record Date for such dividend or distribution;

CR1 =	the conversion rate in effect immediately after the close of business on the Record Date for such dividend or distribution;

SP0 =	the closing sale price of the common shares on the New York Stock Exchange on the trading day immediately preceding the Ex-Dividend Date (December 4, 2018) for such dividend or distribution; and

C =	the amount in cash per share the Company distributes to all or substantially all holders of the common shares.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-210284) that was filed with the U.S. Securities and Exchange Commission effective March 18, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO TANKERS INC.
(registrant)
Dated: December 4, 2018
	By:	/s/ Brian Lee
Brian Lee
Chief Financial Officer